Exhibit 99.2
IFRS INR Press Release

Infosys (NSE, BSE: INFY) Announces Results for the Quarter ended December 31, 2016

Q3 revenues declined 0.2% sequentially in INR terms; declined 0.3% in constant currency

Q3 year-on-year revenues grew 8.6% in INR terms; grew 7.3% in constant currency

9 months year-on-year revenues grew 11.9% in INR terms; 9.4% in constant currency

LTM revenues crossed $ 10 bn

Q3 Operating margins expanded 0.2% to 25.1% and net margins expanded 0.6% to 21.5% sequentially

Q3 EPS grew 2.8% sequentially and 7.0% year-on-year

Attrition declined sequentially by 0.8% on standalone basis and 1.6% on consolidated basis

FY 17 revenue guidance revised to 8.4% - 8.8% from 8.0% - 9.0% in constant currency

Bangalore, India – January 13, 2017

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended December 31, 2016

•	Revenues were 17,273 crore for the quarter ended December 31, 2016 QoQ decline of 0.2% in INR terms; decline of 0.3% in constant currency terms

YoY growth was 8.6% in INR terms; 7.3% in constant currency terms

•	Net profit was 3,708 crore for the quarter ended December 31, 2016 QoQ growth was 2.8%

YoY growth was 7.0%

Consolidated results under International Financial Reporting Standards (IFRS) for the nine months ended December 31, 2016

•	Revenues were 51,364 crore; growth of 11.9%

•	Net profit was 10,749 crore; growth of 8.6%

•	Liquid assets including cash and cash equivalents and investments were 35,697 crore as on December 31, 2016 as compared to 35,640 crore as on September 30, 2016 and 31,526 crore as on December 31, 2015. During the quarter, the company paid interim dividend including tax of 3,029 crore

"Taking into account seasonal and other additional headwinds for the quarter, our Q3 revenue performance was broadly in line with our expectations," said Vishal Sikka, CEO and MD. "Beyond the quarterly numbers, we continue to focus sharply on the execution of our strategy, as reflected in the growing embrace of AI-based automation, growth in our new software-led business, delivering innovation, both incremental & breakthrough and fostering a learning-led culture. Our annual client survey results show highest customer satisfaction since we started the survey 12 years ago and increased adoption of Zero Distance and lowered attrition, especially amongst top performers – these are some of the key indicators of the growing creative confidence of Infoscions."

“In a seasonally soft quarter, our utilization has remained healthy.” said U B Pravin Rao, COO. “Our continued efforts to improve employee engagement and experience resulted in a reduction in attrition. During the quarter, we added 77 clients and also added 2 clients in the $ 75mn+ revenue category. I would like to congratulate all stakeholders on crossing the $ 10 bn revenue milestone on LTM basis.

“Our ongoing focus on operational efficiencies has enabled us to keep YTD operating margins at similar levels for the same period last year”, said M.D. Ranganath, CFO. “Our cash generation during the quarter was strong.”

Outlook*

The Company’s outlook (consolidated) for the fiscal year ending March 31, 2017, under IFRS is as follows:

•	Revenue guidance revised to 8.4%-8.8% from 8.0%-9.0% in constant currency;

•	The above constant currency guidance translates to 9.6% - 10.0% in INR terms based on March 31st rates, 11.6% - 12.0% based on June 30th rates; 11.3% - 11.7% based on September 30th rates and 10.0% - 10.4% based on December 31st rates

FY 16 constant currency rates - AUD/USD – 0.73; Euro/USD – 1.10; GBP/USD – 1.51

Currency rates as of March 31, 2016 - 1 US$ = 66.26

Currency rates as of June 30, 2016 - 1 US$ = 67.53

Currency rates as of September 30, 2016 - 1 US$ = 66.62

Currency rates as of December 31, 2016 – 1US$ = 67.93

Change of Auditors on account of mandatory rotation requirement in India

The Board of Directors of Infosys Limited (‘the Company’) at its meeting held on January 13, 2017, on the recommendation of the Audit Committee, has proposed the appointment of Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm Registration No. 117366 W/W 100018) (Deloitte) as the statutory auditors of the Company, subject to the approval of the shareholders of the Company. This appointment is effective financial year ending March 31, 2018 which will include audit of the quarterly financial statements of the year. This appointment is necessitated by the requirement under Section 139 of the Indian Companies Act, 2013 and the Rules made thereunder, wherein it is mandatory for the company to rotate the current statutory auditors on completion of the maximum term permitted under the said Section. Deloitte will hold office for a period of 5 consecutive years from the conclusion of the Annual General Meeting of the Company scheduled to be held in the year 2017.

To align with the above, the Board of Directors of Company also approved the appointment of Deloitte as the independent registered public accounting firm to audit the annual financial statements of the Company to be included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the year ending March 31, 2018. Please also refer to the regulatory filings published on the company’s website (under Highlights IND AS) for further details in this regard.

Management Changes

The Company has appointed Ravikumar S. as Deputy Chief Operating Officer reporting to Pravin Rao, Chief Operating Officer, with immediate effect. In addition to his current responsibility of heading the global delivery organization, Ravikumar S. will oversee certain strategic Business Enabling Functions and will be based in India.

Business Highlights

We continue to drive new value for our clients through automation and innovation, improve our operational excellence, and invest in a culture of learning.

RENEW

In Q3, we continued to make progress on our strategy to Renew our core services, introducing new offerings in the areas of Digital, Cloud, Data Sciences, Mainframe Modernization, Cyber security, API Microservices, Internet of Things, and more, to help our clients renew their core businesses. In addition, Zero Distance continued to be a key strategic differentiator to drive ongoing, grassroots innovation in every project.

Infosys leveraged the Zero Distance framework to build a custom application that provides maintenance and production support services for the Global Business Systems of LexisNexis, a leading global provider of content-enabled workflow solutions designed for professionals in the legal, risk management, corporate, government, law enforcement, accounting, and academic markets.

“Bringing forward innovative ideas to improve the customer experience while simultaneously reducing our operational costs is a capability where Infosys has exceeded my expectations. Infosys proposed replacing our third party system with a custom application, improving the user experience and reducing our operational costs. The implementation was completed by Infosys one month ahead of the deadline, maximizing our ability to reap financial benefits from the new custom application. This is a great example of Infosys doing more than just managing the status quo. I look forward to partnering with Infosys on future such innovations.” - James W Wanke, Vice President of Technology, LexisNexis

“Arizona Public Service (APS) was at the cusp of a major business transformation that required us to modernize our Customer Information System (CIS) environment without letting our customers be burdened by the complexities of the process. Infosys enabled us to accelerate the replacement of the existing system with the suitable COTS (commercial off-the-shelf) product while ensuring a seamless transition and a steady state for large and complex CIS application. With its deep domain knowledge, the team leveraged its Zero Distance initiative to come up with an idea to run a parallel sustainability program that ensured the upgrade of the product with minimal disruptions. Infosys also came up with the brilliant idea to automate a large number of test cases that were previously manually tested, making certain that they were tailored to our specific scenarios. The solution provided by Infosys allows more timely delivery of products and services to our customers, saving costs for our end customers through a system that is flexible and nimble to meet their needs.” - Jasvinder Arora, Director, CIS Modernization Program, Arizona Public Service Company

The Kroger Co., the largest traditional supermarket chain by revenue and the third largest retailer in the world, has chosen Infosys to provide support for several corporate and retail systems and middleware services. “We are extremely excited about the experience and capabilities as well as the ability to scale that Infosys brings. We feel that Infosys is a good fit with our focus on customers, quality and innovation.” - Annette Franke, Vice President of Corporate Technology, The Kroger Co.

Servco, a leading Hawaii based Automotive Dealer and Distributor, has chosen Infosys as a partner to execute their ERP transformation program. “We are pleased to have selected Infosys as a partner for our key Oracle transformation program which involves the implementation of a hybrid Oracle cloud and on- premise solution across key business functions of the organization. The implementation will enable us to de-risk our business by moving away from legacy systems and establishing a strong, modern integrated platform that will benefit the critical functions at Servco. Infosys’ capabilities in Oracle ERP, Cloud technologies and Automotive Domain led us to select them for this Key Program.” - Thor Toma, Senior Vice President, Servco

“House of Fraser is on an accelerated journey to the customer centric, digital era of retailing. We are building a next generation integrated eCommerce and Customer Experience platform which combines with new backend order management and service integration capabilities online, in store and on mobile in a truly multi-channel proposition. Working collaboratively with Infosys, our partner for strategy through execution of this transformation; this game changing platform is delivered on Microsoft’s Azure cloud computing infrastructure. At our business scale, we believe this is a pioneering use of cloud technology for a mission critical customer facing application and a clear demonstration of the maturity and capability of Microsoft’s cloud technology. Our positive experience of delivering this platform in partnership with Infosys and Microsoft has reinforced my confidence that the use of cloud technology will help us deliver our digital transformation at House of Fraser.” - Julian Burnett, Chief Information Officer, House of Fraser

We are seeing continued demand for Mainframe modernization across verticals, and are working on joint forays with Amazon Web Services and Azure in the market, partnering with our clients to move their Mainframe workloads to the cloud.

“We work with Infosys to create innovative technology solutions using Finacle and Amazon Web Services Cloud services. We recently conducted initial tests by offloading large components batch processing to the AWS cloud, and achieved processing speeds 100 times faster than traditional database technology, which could revolutionize the way we run core banking systems. We have also initiated our journey to modernize our legacy environments and accelerate digital transformation, with the support of Amazon Web Services and Infosys.” - David Gledhill, Group Chief Information Officer, DBS Bank

NEW

In Q3, we saw continued momentum for software and services coming together to drive new value for clients. Mana client adoption more than doubled compared to previous quarters. Skava had a strong Black Friday on retail ecommerce sites where volumes were up more than 30%. The EdgeVerve business delivered solid results with 18 wins and 21 go-lives from both the Finacle and Edge suite of solutions across various markets. AssistEdge, our Robotic Process Automation platform had its best quarter ever. Similarly in Q3, Panaya saw its best performance in terms of bookings and revenue.

Evonik, one of the world leaders in specialty chemicals has engaged Infosys in a multi-year strategic partnership. “We chose Infosys for their ability to deliver on the current IT needs for Evonik, and for their capabilities to support us on future technology modernization programs. Infosys is supporting us in the transformation of our Procurement landscape through an end-to-end Implementation of SAP Ariba, as part of Evonik’s Procurement 2020 vision. In addition, through the ideas generated by the company’s Zero Distance initiative, we have leveraged Infosys Artificial Intelligence Platform Mana and its cognitive automation capabilities, in our platform operations and have been able to analyze and reduce duplicate system monitoring alerts by 15%. We look forward to more such ideas from Infosys driving the shape of our partnership in the future.” - Thomas Meinel, Senior Vice President & Head of Application Management, Evonik Industries AG

Lifetouch, a global photography company, has partnered with Infosys to automate and monitor its incident tickets for system and infrastructure failures. As part of Lifetouch’s deployment of the Nagios tool, the Infosys Robotic Process Automation was integrated to monitor alerts. Based on the nature of the alerts, the bots are programmed to perform specific actions – such as a service desk ticket creation, the classification of an issue as well as creation of problem management tickets using built-in business logic. “Through our engagement with Infosys, not only have been able to automate manual and highly repetitive tasks like monitoring and ticket creation, but have also been able to improve the quality of our outcomes. With bots we now have 24/7 coverage with accurate monitoring and systematic alerts.” - Jay Drayton, Vice President, Lifetouch (LNSS- National Schools Studios)

Finacle continued to strengthen its position as a “Platform of Choice” for digital transformation, enabling new business models for banks.

“ICICI Bank has a rich legacy of leveraging the latest technology to bring in new paradigms in banking. Akin to pioneering new technologies in the country like software robotics, mobility and near-field communication among others, I am delighted that we are the first bank in India and among few globally to set up a blockchain application. We have also marked a milestone by piloting a blockchain network with Emirates NBD and Infosys Finacle as partners and have successfully executed cross-border open account trade finance and remittance transactions. I envision that the emerging technology of blockchain will play a significant role in banking in the coming years by making complex bilateral and multi-lateral banking transactions seamless, quick and more secure. Going forward, we also intend to work on expanding the blockchain ecosystem and create common working standards to contribute to the commercial adoption of this initiative.” - Ms. Chanda Kochhar, Managing Director & Chief Executive Officer, ICICI Bank

An important milestone in strengthening Finacle’s presence in the United States this quarter was the go-live of Marcus by Goldman Sachs. “With the successful deployment of the Finacle Core Banking Solution we gain both agility to respond to customer needs and scalability to adapt with market requirements while providing superior customer experience required in today’s competitive Digital Age.” - Boe Hartman, Chief Technology Officer, Marcus by Goldman Sachs (Digital Finance Technology)

Cosmetics Company Shiseido, used Panaya Test Center to undergo a major IT transformation project, and helped tackle its IT Transformation project by successfully reducing the company’s global testing efforts by 30%. “To ensure we go live smoothly with our business-critical applications, we had to mobilize over 80 business users spread across 11 countries in Europe to perform user acceptance testing. Panaya helped us save 30% of our testing effort while improving the quality of our testing.” Panaya Test Center delivered test acceleration and offered Shiseido a more efficient way to manage the business process testing from an end-to-end perspective. “I could easily track the project in real time to increase our efficiency and avoid any bottlenecks. We will continue to partner with Panaya in our upcoming rollout and expect even greater value.” - Sébastien Hebert, Technical Director EMEA, Shiseido

Panaya partnered with Elton Technologies to resell licenses of Panaya’s CloudQuality™ Suite to deliver quality ERP changes with zero time-to-change, zero downtime and zero risk, providing major savings to large enterprises. “We see an excellent opportunity partnering with Panaya for many of our Gulf Cooperation Countries (GCC) clients planning to migrate to SAP S/4HANA in the coming years. These companies are looking at a complex ERP migration, and a widely used solution like Panaya’s CloudQuality™ Suite that offers faster testing and zero risk will certainly offer our clients significant savings.” - Prem Chander, Chief Executive Officer of Elton Technologies

In Design Thinking, we continued to work with clients in key strategic areas. “When we began the transformation of School of Management at Fudan University, we wanted to re-imagine and create a new learning experience for students and faculty, in our education programs. Our intent was to create a platform that enables a deeper engagement between students and faculty, and create a modern and smart campus, and more. For the alumni, we wanted to bring the notion of continuous learning to life, engaging with them in a much deeper way, to help them achieve their personal and professional goals long after they leave our campus and pursue their careers and lifetime objectives. Infosys was one of our key partners in imagining this future for business education at Fudan University. In our Design Thinking engagement with Infosys, we looked at the entire MBA student experience, from the students’ point of view – their motivations, expectations and aspirations. This has helped us to think very tangibly about how to transform the student experience, and has helped our teams to be much more confident in problem finding and in understanding and designing for our students’ needs. I am very pleased that we have built the momentum to experiment and prototype the 2026 student experience, with a bias towards action and a trust in the power of testing and rapid iteration.” - Xiongwen Lu, Dean of Fudan School of Management, Fudan University, Shanghai, China

CULTURE

Learnability, the ease and speed to acquire new skills, continues to be the foundation for the company’s growth. We have invested in enhancing our leadership training initiatives by offering a more global and experiential learning program at world-class institutions. We have also witnessed positive traction through partnerships with organizations such as Udacity.

This quarter we invested in advancing the learning quotient at Infosys. We rolled out new classes on Mana and machine learning topics on the Digital Tutor social learning platform and the Infosys Learning Platform. An immersive training capsule called “Automation - A Way of Life” is being rolled out for all new hires in Mysore along with an updated module on Design Thinking with concrete examples and Infosys success stories.

AWARDS & RECOGNITION

•	Leader, Gartner Magic Quadrant for Application Testing Services, Worldwide
•	Leader, Everest Group’s Capital Markets Outsourcing PEAK Matrix™ 2016
•	Star Performer, Everest Group’s Mobility Services in Global Banking –Service Provider Landscape with PEAK Matrix™ Assessment 2016
•	Leader and Star Performer, Everest Group’s Big Data & Analytics Services in Global Banking – Service Provider Landscape with PEAK Matrix™ Assessment 2016
•	Leader, IT Outsourcing in Everest Group’s Global Insurance – Service Provider Landscape with PEAK Matrix™ Assessment 2016
•	Infosys was inducted into the Winner’s Circle in the HfS Product Lifecycle Management Services Blueprint Report 2016
•	Leader, WW Engineering Services by Global Service Providers (based in India) by ARC Advisory
•	Leader, Retail Digital Service Providers, Zinnov Zones by Zinnov
•	High Performer, HfS Intelligent Automation Blueprint Report 2016
•	Finacle is a Market Leader among digital platforms in “Ovum Decision Matrix: Selecting a Digital Banking Platform, 2017–18” report by Ovum Research
•	Best Company in India, FinanceAsia’s 20th Anniversary Platinum Awards
•	National Award for Excellence in Corporate Governance, 16th Institute of Company Secretaries of India (ICSI)
•	Five marketing and innovation awards following the launch of a successful strategic technology partnership with ATP
•	Infosys BPO won ‘Best Employer Brand’ award by the Best Employer Institute

BEYOND BUSINESS

In India, the Infosys Foundation has invested in several impactful programs across a wide spectrum of areas including rehabilitation, arts & culture, education and rural development. Some of the key initiatives of the quarter include the curation of the Infosys Foundation Anupu Festival; sponsorship of a kitchen in Hyderabad in partnership with Akshaya Patra Foundation; an endowment to Sahapedia, a NGO, for the development of an online interactive web module on arts, culture and history of India; development of a sustainable village in Madhya Pradesh through Shivganga Samagra Gramvikas Parishad along with other investments that will benefit patients, children and the youth from underprivileged backgrounds.

In Q3, the Infosys Foundation USA celebrated Computer Science Education Week, announcing multiple grants to enable under represented students across nine states to explore computer science (CS) and coding. The Foundation also renewed its partnership with Code.org, one of the most active CS education advocacy organizations globally. The Foundation honored 10 CS teachers with awards of excellence in partnership with ACM and CSTA and also launched the new 2016/17 cycle of the Infy Maker Awards in the U.S. which recognize dozens of Makers working on projects with a deep social impact. As of September 30, 2016, the Foundation has had a significant impact on CS education by enabling 134,529 students in 2,490 schools across all 50 states to gain access to computer science and maker education. This was made possible by supporting 2,539 teachers with critical resources such as computer science teacher training, new classroom technology and teaching aids, and makerspaces. An additional 179 coding workshops, hackathons, and coding clubs held during or after school were also supported by the Foundation.

About Infosys Ltd

Infosys is a global leader in technology services and consulting. We enable clients in more than 50 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 199,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in these results concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts and inability to accurately predict economic or industry trends, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this release is January 13, 2017, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	SarahVanitaGideon +91 80 4156 3998 Sarah_Gideon@infosys.com	PeteDaly +1 857 600 6839 pete.daly@teamlewis.com

Infosys Limited and Subsidiaries

Condensed Consolidated Balance Sheets as of

(In crore except share data)

	December 31, 2016	March 31, 2016
ASSETS
Current assets
Cash and cash equivalents	26,113	32,697
Current investments	4,367	75
Trade receivables	12,942	11,330
Unbilled revenue	3,413	3,029
Prepayments and other current assets	5,457	4,448
Derivative financial instruments	103	116
Total current assets	52,395	51,695
Non-current assets
Property, plant and equipment	11,410	10,530
Goodwill	3,760	3,764
Intangible assets	861	985
Investment in associate	100	103
Non-current investments	5,405	1,811
Deferred income tax assets	621	536
Income tax assets	5,333	5,230
Other non-current assets	755	735
Total non-current assets	28,245	23,694
Total assets	80,640	75,389
LIABILITIES AND EQUITY
Current liabilities
Trade payables	335	386
Derivative financial instruments	6	5
Current income tax liabilities	3,879	3,410
Client deposits	27	28
Unearned revenue	1,819	1,332
Employee benefit obligations	1,428	1,341
Provisions	412	512
Other current liabilities	6,818	6,225
Total current liabilities	14,724	13,239
Non-current liabilities
Deferred income tax liabilities	225	256
Other non-current liabilities	175	115
Total liabilities	15,124	13,610
Equity
Share capital- 5 par value 240,00,00,000 (240,00,00,000) equity shares authorized, issued and outstanding 228,56,51,730 (228,56,21,088), net of 1,12,92,934 (1,13,23,576) treasury shares, as of December 31, 2016 (March 31, 2016), respectively	1,144	1,144
Share premium	2,313	2,241
Retained earnings	61,452	57,655
Cash flow hedge reserve	28	–
Other reserves	–	–
Other components of equity	579	739
Total equity attributable to equity holders of the company	65,516	61,779
Non-controlling interests	–	–
Total equity	65,516	61,779
Total liabilities and equity	80,640	75,389

Infosys Limited and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

(In crore except share and per equity share data)

	Three months ended December 31, 2016	Three months ended December 31, 2015	Nine months ended December 31, 2016	Nine months ended December 31, 2015
Revenues	17,273	15,902	51,364	45,891
Cost of sales	10,840	9,990	32,483	28,837
Gross profit	6,433	5,912	18,881	17,054
Operating expenses:
Selling and marketing expenses	885	859	2,702	2,522
Administrative expenses	1,214	1,094	3,490	3,132
Total operating expenses	2,099	1,953	6,192	5,654
Operating profit	4,334	3,959	12,689	11,400
Other income, net	820	802	2,333	2,353
Share in associate’s profit/(loss)	–	–	(5)	(2)
Profit before income taxes	5,154	4,761	15,017	13,751
Income tax expense	1,446	1,296	4,268	3,857
Net profit	3,708	3,465	10,749	9,894
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of the net defined benefit liability/asset	(8)	5	(65)	(9)
Cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9	–	–	(35)	–
Equity instruments through other comprehensive income	–	–	–	–
Items that will be reclassified subsequently to profit or loss:
Fair value changes on investments	–	3	–	21
Exchange differences on translation of foreign operations	(47)	1	(60)	207
Fair value changes on cash flow hedges, net	26	1	28	1
Total other comprehensive income, net of tax	(29)	10	(132)	220
Total comprehensive income	3,679	3,475	10,617	10,114
Profit attributable to:
Owners of the company	3,708	3,465	10,749	9,894
Non-controlling interests	–	–	–	–
	3,708	3,465	10,749	9,894
Total comprehensive income attributable to:
Owners of the company	3,679	3,475	10,617	10,114
Non-controlling interests	–	–	–	–
	3,679	3,475	10,617	10,114
Earnings per equity share
Basic ()	16.22	15.16	47.03	43.29
Diluted ()	16.22	15.16	47.02	43.29
Weighted average equity shares used in computing earnings per equity share
Basic	2,285,651,730	2,285,619,380	2,285,638,678	2,285,614,573
Diluted	2,286,229,042	2,285,732,052	2,286,076,462	2,285,715,960

NOTE:

1.	The audited Consolidated Balance sheets and Consolidated Statements of Comprehensive Income for the three months and nine months ended December 31, 2016 have been taken on record at the Board meeting held on January 13, 2017

2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com